UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL EQUITY INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

37952E 109

(CUSIP Number)

Enzo Taddei

Apartment 1105

Building Elite 3,

Sports City,

Dubai, UAE

Telephone No. +971 56 387 7530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 37952E 109	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Enzo Taddei

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER	335,325,000 votes by virtue of ownership of 23,532,500 shares of Series B Preferred Stock, each share of which has 10 votes per share, and by virtue of ownership of 1,000,000 shares of Series C Preferred Stock, each share of which has 100 votes per share.
		8	SHARED VOTING POWER	-0-

		9	SOLE DISPOSITIVE POWER	23,532,500 shares of Series B Preferred Stock and 1,000,000 shares of Series C Preferred Stock

		10	SHARED DISPOSITIVE POWER	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Zero shares of Common Stock, 23,532,500 shares of Series B Preferred Stock held of record, each share of which has 10 votes per share, plus 1,000,000 shares of Series C Preferred Stock, each share of which has 100 votes per share.
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

41.48 % of Common Stock
14	TYPE OF REPORTING PERSON (See Instructions). IN

Schedule 13D

CUSIP No.:	37952E 109

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value, of Global Equity International, Inc., a Nevada corporation (“Issuer”). The address of Issuer’s principal office is X3 Jumeirah Bay, Office 3305, Jumeirah Lake Towers, Dubai, UAE.

Item 2.		Identity and Background

	(a)	Name

Enzo Taddei

	(b)	Business Address

X3 Jumeirah Bay Tower,
Office 3305,
Jumeirah Lake Towers,
Dubai, UAE.

	(c)	Present Principal Occupation

Economist. Also, Chief Financial Officer of Global Equity International, Inc. and director of GEP Equity Holdings Limited.

	(d)	During the last five years, Mr. Taddei has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Mr. Taddei has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Citizenship

United Kingdom

Item 3.		Source and Amount of Funds or Other Consideration

On September 26, 2017, Mr. Taddei converted $100,000 of accrued salary into 1,000,000 shares of the Issuer’s Series C Preferred Stock..

Schedule 13D

CUSIP No.:	37952E 109

Item 4.	Purpose of Transaction

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Taddei, who at the time of the acquisition of the shares had no plans or proposals that relate to or would result in:

	(a)	The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

	(d)	Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	Any material change in the present capitalization or dividend policy of Issuer;

	(f)	Any other material change in Issuer’s business or corporate structure;

	(g)	Changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

	(h)	Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities

According to the most recently available information, there are approximately 473,090,573 shares of Issuer’s Common Stock outstanding. Mr. Taddei is the record owner of Zero shares of Common Stock, 23,532,500 shares of Series B Preferred Stock (each share of Series B Preferred has 10 votes on all matters brought before meetings of the Issuer’s shareholders, vote alongside the holders of the Common Stock, and do not vote as a separate class), and 1,000,000 shares of the Issuer’s Series C Preferred Stock (each share of Series C Preferred Stock has 100 votes on all matters brought before meetings of the Issuer’s shareholders, vote alongside the holders of the Common Stock, and do not vote as a separate class). Pursuant to Rule 13d-3 of the Exchange Act, Mr. Taddei beneficially owns 335,325,000 shares of Issuer’s Common Stock or approximately 41.48% of Issuer’s issued and outstanding Common Stock.

Schedule 13D

CUSIP No.:	37952E 109

	(b)	Power to Vote and Dispose

Mr. Taddei has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 23,532,500 shares of the Issuer’s Series B Preferred Stock owned beneficially by Mr. Taddei, which shares have the right to cast 10 votes per share or an aggregate 235,325,000 shares. In addition, Mr. Taddei has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 1,000,000 shares of the Issuer’s Series C Preferred Stock owned beneficially by Mr. Taddei, which shares have the right to cast 100 votes per share or an aggregate 100,000,000 shares.

	(c)	Transactions within the Past 60 Days

Other than the transaction described Item 3, above, Mr. Taddei has not engaged in any transactions in common stock of Issuer during the past sixty days.

	(d)	Certain Rights of Other Persons

Not applicable.

	(e)	Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.		Material to be Filed as Exhibits

Not applicable.

Special Note:

Please direct any questions you may have about this filing to my attorney, David E. Wise, Esq., 1503 West Lemon Street, Tampa, Florida 33606 Tel.: (210) 323-6074.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2017
(Date)

/s/ Enzo Taddei
Signature

Enzo Taddei
Name